                                            Exhibit 99.1
NORBORD INC.
Annual Information Form
February 11, 2021

Exhibit 99.1

Norbord Inc.	2020 Annual Information Form	Page 2

Exhibit 99.1

BASIS OF PRESENTATION

On February 1, 2021, all of the issued and outstanding common shares of Norbord Inc. (Norbord) were acquired by West Fraser Timber Co. Ltd. (West Fraser) under a plan of arrangement pursuant to which Norbord Shareholders received 0.675 of a West Fraser share for each common share held (the Acquisition). Following the Acquisition, Norbord common shares were delisted from the TSX and the NYSE. The West Fraser common shares are listed on the TSX and on the NYSE under the symbol WFG. Although Norbord is now a wholly-owned subsidiary of West Fraser, this Annual Information Form (AIF) is in respect of Norbord’s 2020 financial year, during which time Norbord operated as a standalone entity. Unless otherwise noted, all information contained in this AIF is as at December 31, 2020, prior to the completion of the Acquisition. For more information regarding West Fraser, see West Fraser’s Annual Information Form dated February 11, 2021, together with its audited consolidated financial statements and Management's Discussion and Analysis for the year ended December 31, 2020, available on West Fraser's SEDAR profile, and for more information regarding the Acquisition, see Norbord's Management Proxy Circular dated December 15, 2020.
All dollar amounts in this AIF are in United States (US) dollars unless otherwise specified.
In this AIF, “Norbord” means Norbord Inc. and its consolidated subsidiaries and affiliates. “Company” means Norbord Inc. as a separate corporation, unless the context implies otherwise.
“Brookfield” means collectively Brookfield Asset Management Inc. and its consolidated subsidiaries and affiliates (other than Norbord), a related party by virtue of a significant equity interest in the Company.
FORWARD-LOOKING STATEMENTS
This document includes forward-looking statements, as defined by applicable securities legislation. Often, but not always, forward-looking statements can be identified by the use of words such as “set up,” “on track,” “believes,” “expects,” “targets,” “outlook,” “scheduled,” “estimates,” “represents,” “forecasts,” “aims,” “predicts,” “plans,” “projects,” “anticipates,” “intends,” “supports,” “continues,” “suggests,” “considers,” “pro forma,” “potential,” “future” or variations of such words and phrases, or negative versions thereof, or statements that certain actions, events or results “can,” “may,” “could,” “would,” “should,” “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Norbord to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.
Examples of such statements include, but are not limited to, comments with respect to: (1) outlook for the markets for products, including North American and European OSB demand; (2) expectations regarding future product pricing; (3) outlook for operations; (4) expectations regarding mill capacity; (5) objectives; (6) strategies to achieve those objectives; (7) expected financial results including the expected results of the MIP; (8) sensitivity to changes in product prices, such as the price of OSB; (9) sensitivity to changes in foreign exchange rates; (10) sensitivity to key input prices, such as the price of fibre, resin, wax and energy; (11) expectations regarding compliance with environmental regulations; (12) expectations regarding income tax rates; (13) expectations regarding contingent liabilities and guarantees, including the outcome of pending litigation; (14) expectations regarding the amount, timing and benefits of capital investments; (15) expectations regarding the amount and timing of dividend payments; (16) historical, forecasted and other forward-looking information published by third parties such as the US Census Bureau, FEA (Forest Economic Advisors, LLC), APA-The Engineered Wood Association, Office for National Statistics and EUROCONSTRUCT which the Company may refer to but has not independently verified; and (17) plans implemented in response to COVID-19 and its impact on Norbord.
Although Norbord believes it has a reasonable basis for making these forward-looking statements, readers are cautioned not to place undue reliance on such forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predictions, forecasts and other forward-looking statements will not occur. These factors include, but are not limited to: (1) developments related to COVID-19 or any other plague, epidemic, pandemic, outbreak of infectious disease or any other public health crisis, including health and safety measures instituted to protect the Company's employees, government-imposed restrictions or other restrictions that may apply to the Company's employees and/or operations (including quarantine), the impact on customer demand, supply and distribution and other factors; (2) assumptions in connection with the economic and financial conditions in the US, Canada, Europe and globally; (3) risks inherent to product concentration and cyclicality; (4) effects of competition and product pricing pressures; (5) risks inherent to customer dependence; (6)

Norbord Inc.	2020 Annual Information Form	Page 3

Exhibit 99.1

effects of variations in the price and availability of manufacturing inputs, including continued access to fibre resources at competitive prices and the impact of third-party certification standards; (7) availability of transportation services, including truck and rail services, and port facilities; (8) various events that could disrupt operations, including natural, man-made or catastrophic events and ongoing relations with employees; (9) impact of changes to, or non-compliance with, environmental or other regulations; (10) government restrictions, standards or regulations intended to reduce greenhouse gas emissions; (11) impact of weather and climate change on Norbord’s operations or the operations or demand of its suppliers and customers; (12) impact of any product liability claims in excess of insurance coverage; (13) risks inherent to a capital intensive industry; (14) impact of future outcomes of tax exposures; (15) potential future changes in tax laws, including tax rates; (16) effects of currency exposures and exchange rate fluctuations; (17) future operating costs; (18) availability of financing, bank lines and/or other means of liquidity; (19) impact of future cross border trade rulings or agreements; (20) implementation of important strategic initiatives and identification, completion and integration of acquisitions; (21) ability to implement new or upgraded information technology infrastructure; (22) impact of information technology service disruptions or failures; (23) changes in government policy and regulation; and (24) integration into West Fraser and risks relating to the combined business.
The above list of important factors affecting forward-looking information is not exhaustive. Additional factors are noted elsewhere, and reference should be made to the other risks discussed in filings with Canadian and United States securities regulatory authorities. Except as required by applicable law, Norbord does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by, or on behalf of, the Company, whether as a result of new information, future events or otherwise, or to publicly update or revise the above list of factors affecting this information.

Norbord Inc.	2020 Annual Information Form	Page 4

Exhibit 99.1

CORPORATE STRUCTURE
Norbord Inc. was formed under the Canada Business Corporations Act on December 31, 1998 by the amalgamation of Noranda Forest Inc. and NFI Forest Holdings Ltd. The Company filed Articles of Arrangement and Restated Articles of Incorporation on June 30, 2004 to facilitate the transfer of its paper and timber business to a new public company, Fraser Papers Inc., and changed its name from Nexfor Inc. to Norbord Inc. The Company filed Articles of Amendment on October 16, 2009 in connection with its one for ten share consolidation effective the same date. On July 15, 2015, the Company filed Articles amalgamating Norbord Inc. and Ainsworth Lumber Co. Ltd. (Ainsworth). On February 1, 2021, the Company filed Articles of Arrangement in connection with the Acquisition and Articles of Amendment changing the minimum and maximum number of directors.
The registered and principal office of Norbord Inc. is 1 Toronto Street, Suite 600, Toronto, Ontario, M5C 2W4. Norbord is an international producer of wood-based panels with approximately 2,500 employees and 17 plant locations (15 operating) in the United States, Canada and Europe. Norbord has assets of approximately $2.5 billion, net sales of $2.4 billion and is the world’s largest producer of oriented strand board (OSB). In addition to OSB, Norbord manufactures particleboard, MDF and related value-added products.
As at January 31, 2021, Brookfield owned approximately 43% of the outstanding common shares of the Company. As described under Basis of Presentation, following completion of the Acquisition, West Fraser now owns 100% of the outstanding common shares of the Company.
The principal operating subsidiaries of the Company are:

Name	Jurisdiction of Incorporation	Percentage of Voting Securities Owned	Date of Incorporation
Norbord Alabama Inc.	Alabama	100%	10/12/1999
Norbord Europe Ltd.	United Kingdom	100%	4/12/2012
Norbord Georgia LLC	Delaware	100%	12/31/2008
Norbord Minnesota Inc.	Delaware	100%	12/20/2006
Norbord Mississippi LLC	Delaware	100%	12/31/2008
Norbord NV	Belgium	100%	5/28/2004
Norbord Sales Inc.	Ontario	100%	10/15/2015
Norbord South Carolina Inc.	South Carolina	100%	5/22/1998
Norbord Texas (Jefferson) Inc.	Delaware	100%	12/20/2006
Norbord Texas (Nacogdoches) Inc.	Delaware	100%	12/20/2006
There are no voting or non-voting securities issued by any of the Company’s subsidiaries that are not 100% owned, directly or indirectly, by the Company.

GENERAL DEVELOPMENT OF THE BUSINESS
Changes in the Business 2018-2021

Chambord, Quebec Reinvestment
On June 26, 2017, Norbord announced that the Quebec Minister of Forests, Wildlife and Parks had granted the Company a wood allocation for its indefinitely curtailed Chambord, Quebec OSB mill which took effect April 1, 2018.
In August 2018, the Board of Directors approved a $71 million investment to rebuild and prepare the indefinitely curtailed Chambord mill for an eventual restart. The rebuilding of the mill commenced in 2018 and continues. During 2020, $7 million was invested ($58 million project to-date). The Chambord mill’s capacity was restated to 550 MMsf (3/8-inch basis) as of December 31, 2018 to reflect this rebuild investment.

Norbord Inc.	2020 Annual Information Form	Page 5

Exhibit 99.1

On December 14, 2020, the Company announced its intention to restart production at the Chambord mill in the spring of 2021 as part of its flexible operating strategy and in response to increased customer demand.
Inverness, Scotland Reinvestment
The Company had previously announced a first phase investment to modernize and expand the Inverness, Scotland mill, including moving the unused second press from its Grande Prairie, Alberta mill. The new OSB line was started up in the fourth quarter of 2017 and during the fourth quarter of 2018, the Company completed the installation of the new finishing line which was commissioned during the first quarter of 2019. A total of $147 million was invested during the first phase for a stated capacity of 720 MMsf (3/8-inch basis).
In January 2019, the Board of Directors approved a second phase investment to further expand capacity at Inverness by 225 MMsf (3/8-inch basis) through the addition of a second wood room and dryer. The project was completed in the second half of 2020 with a total of $47 million invested.
100 Mile House, British Columbia Permanent Closure
On March 15, 2018, the Company announced that it would temporarily suspend production at its 100 Mile House, British Columbia (BC) mill due to a wood shortage, which was the result of nearby wildfires during the third quarter of 2017. The suspension commenced on or about May 14, 2018 and lasted for approximately three weeks. Subsequently, in the fourth quarter of 2018, the Company recorded a non-cash impairment charge of $80 million (pre-tax) against the carrying value of the 100 Mile House mill’s fixed assets as at December 31, 2018, reflecting the reduction in the annual allowable cut starting in 2019 and the longer-term trend of high wood costs in the region.
On June 11, 2019, the Company announced the indefinite curtailment of its 100 Mile House mill starting in August 2019 as it was no longer economically viable to continue to operate the mill. The region where the mill operated was under mounting pressure for the past decade as a result of the mountain pine beetle epidemic. This challenge was further exacerbated by the significant wildfires that the province of BC experienced in the summers of 2017 and 2018. During the second quarter of 2019, a net charge of $2 million was recognized to provide for severance and related costs. The 100 Mile House mill has a stated annual production capacity of 440 MMsf (3/8-inch basis), or 6% of the Company’s North American stated annual capacity.
On November 4, 2020, the Company announced the permanent closure of the 100 Mile House mill due to the current and expected ongoing wood supply shortage in the surrounding region. As a result, in the third quarter of 2020, the Company recorded an additional $10 million charge for impairment on the remaining carrying values of the mill’s fixed assets and for additional severance and related costs.
Committed Credit Lines
In May 2018, the Company amended its committed revolving bank lines to extend the maturity date to May 2021. The bank lines were secured by a first lien on the Company’s North American OSB inventory and property, plant and equipment. This lien was shared pari passu with the holders of the 2023 and 2027 senior secured notes (described below under the heading Senior Notes).
On May 20, 2020, the Company announced that it had renewed its committed revolving bank lines on substantially the same terms and conditions, extending the maturity date to May 2022 and, to further strengthen liquidity, the aggregate commitment was increased by $55 million to $300 million.
On completion of the Acquisition, Norbord's committed revolving bank lines were terminated, following which the collateral platform in favour of the revolving bank lines was terminated.
In addition to its committed revolving bank lines, the Company had the ability to draw up to $125 million under a multi-currency accounts receivable securitization program with a third-party trust sponsored by a highly rated Canadian financial institution. The program was revolving and had an evergreen commitment subject to termination on 12 months’ notice. On completion of the Acquisition, the accounts receivable securitization program was terminated.
Grande Prairie, Alberta Reinvestment
During the fourth quarter of 2018, the Company completed a project at its Grande Prairie, Alberta mill to redeploy the wood handling, heat energy and drying equipment from the unfinished and unused second production line to debottleneck

Norbord Inc.	2020 Annual Information Form	Page 6

Exhibit 99.1

the existing first line. A total of $68 million was invested in the project, increasing the mill’s stated capacity to 830 MMsf (3/8-inch basis).
Normal Course Issuer Bids
Over the past three years, the Company has had in place several normal course issuer bids (NCIB), which have allowed it to repurchase its shares in accordance with the rules of the Toronto Stock Exchange (TSX) in the following amounts:
•2018: 3.8 million shares were purchased at a cost of $102 million.
•2019: 1.6 million shares were purchased at a cost of $44 million.
•2020: 1.1 million shares were purchased at a cost of $28 million.
The Company’s most recent NCIB expired on November 4, 2020 and was not renewed subsequent to expiry.
High Level, Alberta Wildfires
During the second quarter of 2019, the Company announced that its High Level, Alberta mill had twice temporarily suspended production due to wildfires burning nearby in the region and to comply with evacuation orders. In both cases, the mill resumed normal production after the evacuation orders had been lifted and a total of approximately 20 days of production were curtailed. The High Level mill has a stated annual production capacity of 860 MMsf (3/8-inch basis), or 11% of the Company’s North American stated annual capacity.

Senior Notes
In June 2019, the Company issued $350 million in senior secured notes due July 2027 with an interest rate of 5.75%. The notes rank pari passu with the Company's existing senior secured notes due in 2023 and committed revolving bank lines. The Company used a portion of the proceeds to redeem, prior to maturity, the outstanding $240 million senior secured notes due in 2020. (See Capital Structure – Description of Debt Securities below for more information.)
Following the repayment and termination of the revolving bank lines (see General Development of the Business – Committed Credit Lines above), the collateral platform providing for security over assets of Norbord in favour of the revolving banks was terminated. As a consequence, the collateral platform providing for security over assets of Norbord in favour of the holders of the 2023 Notes and the 2027 Notes was terminated. The termination of both collateral platforms results in the discharge of the liens that supported the collateral platforms. The 2023 Notes and the 2027 Notes are now, as a consequence of such termination, unsecured obligations of the Company.
Pursuant to the indentures governing the 2023 Notes and 2027 Notes, following the completion of the Acquisition, the Company is required to make a change of control offer to all holders of the notes, at a purchase price equal to 101% of their aggregate principal amount plus accrued and unpaid interest. Any notes that are not tendered to such offer will continue to remain outstanding obligations of the Company subject to the terms and conditions of their indentures. Details will be provided in a notice of the offer to be mailed to the holders of the notes.

Cordele, Georgia Mill Line 1 Flexible Operating Strategy
In August 2019, the Company announced that Line 1 of the two-line Cordele, Georgia OSB mill would operate on a reduced 10/4 schedule effective September 5, 2019 due to continued poor market conditions. In October 2019, the Company announced the indefinite curtailment of Line 1 effective mid-November due to continued poor market conditions and lower-than-anticipated OSB demand, particularly in the South East region. As a result, in the third quarter of 2019, the Company recorded a non-cash pre-tax impairment charge of $10 million against the carrying value of certain of the mill’s production equipment.
On August 5, 2020, the Company announced that in response to the rebound in North American OSB demand, it would resume production on a limited operating schedule on Cordele Line 1. As a result, in the fourth quarter of 2020, the Company reversed the impairment charge of $10 million that had been recorded in 2019.
The Cordele, Georgia mill has two production lines and a total stated annual production capacity of 1,040 million square feet (MMsf) (3/8-inch basis), of which 440 MMsf (3/8-inch basis) is attributed to Line 1. Cordele Line 2 has continued to operate during the curtailment of Line 1.

Norbord Inc.	2020 Annual Information Form	Page 7

Exhibit 99.1

COVID-19 Pandemic

During the first quarter of 2020, in response to the significant market uncertainty from the COVID-19 pandemic, Norbord adjusted its operating configuration by employing a flexible operating strategy to align production with reduced customer demand. The objective was to be more agile in responding to changing market conditions and customer requirements while containing manufacturing costs through more efficient maintenance planning and execution. After initially reducing operating mill capacity by approximately 35% for the month of April, market demand improved sufficiently in the second quarter to allow Norbord to substantially resume production across its North American and European mills. This flexible operating strategy has proven to have significant merit and has been adopted as the Company’s standard operating approach.

Acquisition by West Fraser Timber Co. Ltd.

On November 19, 2020, the Company and West Fraser announced that they had entered into an arrangement agreement for the Acquisition, under which West Fraser would acquire Norbord and create a leading diversified global wood products company. The Acquisition was completed on February 1, 2021. Under the terms of the Acquisition, West Fraser acquired all of the outstanding common shares of Norbord in an all-share transaction in which Norbord shareholders received 0.675 of a share of West Fraser for each Norbord share pursuant to a plan of arrangement under the Canada Business Corporations Act. (See Basis of Presentation above for more information.)

Norbord Inc.	2020 Annual Information Form	Page 8

Exhibit 99.1

DESCRIPTION OF THE BUSINESS
Principal Products and Markets
Norbord’s business comprises the manufacturing, sales, marketing and distribution of panelboards and related products used primarily in the construction of new homes or the renovation and repair of existing structures. In general, the business is affected by the level of housing starts, the level of home repairs, the availability and cost of financing, changes in industry capacity, changes in raw material prices, changes in foreign exchange rates (primarily the Canadian dollar, Pound Sterling and Euro currencies) and other operating costs.
Products are primarily sold to major retail chains, contractor supply yards and industrial users. Some mill products are sold to industrial customers for further processing or as components for other products. Norbord OSB products are sold in North America under the following brand names: Durastrand pointSIX®, Pinnacle® and Stabledge® (premium flooring), TruFlor pointSIX® and TruFlor® (commodity flooring), Rimboard, SteadiTred® (industrial), QuakeZone®, WindstormTM, TallWall® and Trubord™ (wall sheathing) and SolarBord™ (radiant barrier sheathing), Trubord™ (roof sheathing), TruDeck® (flat roof sheathing for large industrial/commercial buildings) and StableDeck® (utility trailer floors). In Europe, Norbord products are sold under the trademarks SterlingOSB Zero® (OSB), CaberFloor®, Conti® (particleboard) and CaberWood ® (MDF).
The Company operates in North America and Europe. Sales revenues by geographic segment are determined based on the origin of shipment. In 2020, 80% of Norbord’s sales revenues originated from North America (2019 – 71%) and 20% from Europe (2019 – 29%).
North America is the principal market destination for Norbord’s products. In 2020 and 2019, Norbord’s panel shipments by volume originated as follows:

	2020	2019
North America	75%	77%
Europe	25%	23%
Total	100%	100%

OSB is used principally for sheathing, flooring and roofing in home construction. According to the APA – The Engineered Wood Association, 2020 North American OSB production represented approximately 69% of total North American structural panel production. In Europe, OSB’s share of the structural panel market is lower than in North America due mainly to different housing construction methods; however, substitution for higher-cost imported plywood continues to drive OSB consumption growth in Europe. Norbord’s particleboard is used primarily in flooring and other construction applications. MDF applications include cabinet doors, mouldings and interior wall paneling.

Norbord Inc.	2020 Annual Information Form	Page 9

Exhibit 99.1

Principal Operating Interests
Information regarding Norbord’s estimated annual production capacity is set forth in the following table. The estimated annual production capacity is based on normal operating rates and normal production mixes under current market conditions, taking into account known constraints, such as permit restrictions. Factors such as market conditions, fluctuations in raw material availability, mechanical and weather interruptions and the nature of current orders may cause actual production rates and mixes to vary significantly from the estimated production rates and mixes used to derive the estimated annual capacities shown.

(MMsf–3/8”)	Estimated Annual Capacity at Year-End 2020
OSB
100 Mile House, British Columbia(1)	—
Barwick, Ontario	510
Bemidji, Minnesota	550
Chambord, Quebec(2)	550
Cordele, Georgia	1,040
Genk, Belgium	450
Grande Prairie, Alberta	830
Guntown, Mississippi	450
High Level, Alberta	860
Huguley, Alabama	500
Inverness, Scotland(3)	945
Jefferson, Texas	500
Joanna, South Carolina	650
La Sarre, Quebec	500
Nacogdoches, Texas	420
8,755
Particleboard
Cowie, Scotland	405
South Molton, England	160
565
MDF
Cowie, Scotland	380
380

Total Panels	9,700

(1)During 2020, Norbord permanently closed its 100 Mile House mill which had a stated annual production capacity of 440 MMsf.
(2)In November 2016, Norbord exchanged ownership of its Val-d’Or mill for Louisiana-Pacific Corporation’s curtailed Chambord mill. Production at Chambord has been curtailed since the third quarter of 2008. However, during the fourth quarter of 2020, Norbord announced its intention to restart production in spring 2021.
(3)During the fourth quarter of 2020, the estimated annual capacity increased from 720 MMsf based on the completion of Phase 2 of the Inverness expansion project.

In the US, Norbord employs multi-opening press technology at its Minnesota, Georgia, Mississippi, and two Texas OSB mills. Norbord employs continuous press technology at its South Carolina and Alabama OSB mills. Continuous press technology allows for the production of OSB in non-standard sizes and with specialized performance characteristics. Most of the US mills’ production is sold in the domestic US market. All of these mills purchase their wood fibre requirements from outside sources with prices based on regional market dynamics. These mills are not unionized.
In Canada, Norbord also employs multi-opening press technology at one of the two Alberta (Grande Prairie) OSB mills, the Ontario OSB mill and the two Quebec OSB mills. Norbord employs continuous press technology at its other Alberta (High Level) OSB mill. A significant portion of the production of the Canadian mills is shipped to the US and offshore export markets (Western mills). The wood fibre requirements for these mills are obtained primarily from Crown land under long-term forest management agreements with the provincial governments and also from other outside sources, with prices based on regional market dynamics. The two Alberta mills are non-unionized and the other Canadian mills are unionized.

Norbord Inc.	2020 Annual Information Form	Page 10

Exhibit 99.1

In the UK, Norbord’s mill in Cowie, Scotland is a large operation with a continuous press MDF production line and a continuous press particleboard line. The South Molton, England particleboard mill employs single-opening press technology and is integrated with laminating operations and a flat-pack furniture manufacturing facility. The OSB mill in Inverness, Scotland employs continuous press line technology. All of Norbord’s UK mills purchase their wood fibre requirements from outside sources with prices based on regional market dynamics. These mills are all unionized.
The Genk, Belgium OSB mill employs continuous press technology and purchases its wood fibre requirements on the open market from a combination of public and private sources in the region. This mill is unionized.
All employees in the North American and European operating mills participate in profit sharing programs whereby a percentage of each mill’s operating income is shared equally across all employees at that mill.
Manufacturing Inputs
Wood fibre, resin, wax and energy are the principal raw material inputs used in the production of Norbord’s panelboard products.
Wood Fibre
Norbord does not own any timberlands and purchases timber, wood chips and other wood fibre as well as recycled materials on the open market in competition with other users of such resources.
Norbord’s wood fibre supply comes from several different sources. In the US, roundwood logs are primarily sourced from private and industry-owned woodlands. In Canada, Norbord holds forest licences and agreements to source roundwood logs from Crown timberlands, which are supplemented by open market and private purchases. In Europe, wood fibre is purchased from government and private landowners.
Resin and Wax
Resin and wax are sourced through tolling-like arrangements with outside suppliers with prices for the underlying feedstocks based on global indices. These feedstocks are widely-used industrial chemicals derived from oil and gas, such as benzene, phenol and methanol. Feedstock prices are influenced by global supply and demand conditions, and have exhibited significant volatility over time.
Energy
Norbord’s manufacturing processes generate residual wood material that cannot be used in the final product. This biomass material can be used as a renewable energy source to produce heat and power for manufacturing operations. Of the approximately 30 million MMBTU in total energy requirements, approximately 74% or 22 million MMBTU of Norbord’s total manufacturing energy needs are met with renewable biomass fuel.
Norbord also procures electricity and natural gas for its manufacturing and air emissions control processes. In 2020, Norbord consumed approximately 5 million MMBTU of non-renewable fossil fuels, the majority of which was used to operate air emissions control equipment, power mobile equipment and provide residual process heat. Approximately 95% of Norbord’s non-renewable fossil fuel use is natural gas. Approximately 29% of natural gas consumption was used to provide process heat at the Cowie, Scotland operations and generate approximately 397 GigaWatt hours (GWh) of electricity. Another 21% of natural gas consumption was used to operate regulatory required air emissions control equipment. Approximately 841 GWh of electricity is procured directly from local grids. Energy prices have experienced significant volatility in recent years, particularly in deregulated markets.
Seasonality and Cyclicality of Business
Quarterly financial results are impacted by seasonal factors such as weather and building activity. Market demand varies seasonally, as homebuilding activity and repair-and-remodelling work – the principal end uses of Norbord’s products – are generally stronger in the spring and summer months. Adverse weather can also limit access to logging areas, which can affect the supply of fibre to Norbord’s operations. OSB shipment volumes and prices are affected by these factors as well as by global supply and demand conditions.
Operating working capital is typically built up in the first quarter of the year due primarily to log inventory purchases in the Northern regions of North America and Europe. This inventory is generally consumed in the spring and summer months. Operating working capital is also impacted by the timing of payment of incentive accruals which are built up during the year and paid out in the first quarter of the subsequent year.

Norbord Inc.	2020 Annual Information Form	Page 11

Exhibit 99.1

Competitive Conditions
The wood-based panels industry is a highly competitive business environment in which companies compete, to a large degree, on the basis of price. Factors including production costs, freight charges and market dynamics between producing and consuming regions have an impact on the competitive position of all potential structural panel suppliers in a given market. OSB’s significant cost advantage over plywood continues to support long-term OSB market growth. Norbord’s principal market destination is the US where it competes with North American and, in some instances, foreign producers. Most of Norbord’s European products are sold in the UK, Germany and the BeNeLux region where it competes primarily with other European producers.
Norbord Technology Research and Product Development
Norbord operates a central research and development (R&D) laboratory in Saint Laurent, Quebec, where it carries out research, product development and technology transfer. The work is aimed at identifying new processes to reduce manufacturing costs and enhance product attributes as well as developing completely new products for the OSB industry that minimize the environmental impact of its operations. In addition, the Company leverages its R&D resources through a number of industry-wide organizations including but not limited to FPInnovations and the Alberta Innovates Technology Futures for developing new processes/products.
Environment, Health, Safety and Sustainability
Detailed information on Norbord’s approach to Environment, Health and Safety, including relevant policies can be found in Norbord’s 2020 Environmental, Social and Governance (ESG) Report, which is available on Norbord’s website at www.norbord.com.
Norbord formally measures its performance against environment, health and safety targets in three areas: 1) injury frequency and severity; 2) environmental compliance; and 3) environment, health and safety management systems. Norbord conducts audits on its operations on a regular schedule to ensure continuing high standards of performance.
Norbord’s operations are subject to a range of general and industry-specific environmental laws and regulations relating to air emissions, wastewater discharges, solid and hazardous waste management, plant and wildlife protection and site remediation.
Approximately 74% of Norbord’s manufacturing energy needs are met by renewable biomass fuel, limiting greenhouse gases (GHG) from Norbord’s manufacturing processes. In 2020, Norbord operations emitted approximately 304 kilotonnes CO2e of Scope 1 GHG emissions, primarily from on-site combustion and approximately 333 kilotonnes CO2e of Scope 2 GHG emissions from electricity use.
In the fall of 2016, the Paris Agreement resulting from the United Nations Framework Convention on Climate Change entered into force. At the end of 2020, Canada, the European Union and the United Kingdom have ratified the agreement. The Canadian federal government and the three provinces in which Norbord currently operates have enacted regulations to meet GHG reduction obligations through carbon taxes or cap-and-trade initiatives. Due to Norbord’s reliance on renewable biomass energy for the majority of its energy needs, these existing programs do not have a significant direct impact on Norbord’s operations. The current applicability of the Canadian federal carbon tax to fuel distributors may have a negligible impact on fossil fuel costs. At the beginning of 2021, the United States signalled its intention to ratify the Paris Agreement. At present, there are no existing GHG regulatory initiatives that are expected to negatively impact Norbord’s US operations.
All of Norbord’s UK operations entered into the Kyoto climate change energy efficiency agreements in 2001, which has to-date resulted in more than £62 million in tax and energy efficiency cost savings. A cap-and-trade carbon trading program has been in place in Europe since 2005. Biomass heat energy generating units have enabled the European mills to comply with energy efficiency targets and have typically resulted in a surplus of carbon credits and renewable heat incentives (RHI) across Norbord’s European business. Since 2005 surplus credits traded on environmental exchanges and RHI payments have resulted in approximately £12 million in additional income. Norbord has sufficient credits and accruals to meet 2020 compliance commitments, which will be settled in April 2021. With the completion of the UK’s withdrawal from the European Union (Brexit), Norbord’s UK operations remain subject to European emissions obligations until April 30, 2021, after which they will be subject to a separate UK cap-and-trade program. At present, the stand-alone UK program is currently under development. Operations based outside of the UK will continue to be subject to European program commitments. Given Norbord's use of renewable biomass as a primary energy source, and the Genk, Belgium mill’s continuing ability to generate credits within the European system, Norbord does not expect any significant negative financial impact from new carbon trading programs to be enacted in the UK.

Norbord Inc.	2020 Annual Information Form	Page 12

Exhibit 99.1

Norbord holds third party verified sustainable forest management and fibre sourcing certification from the Sustainable Forestry Initiative® (SFI®) program, and chain-of-custody certificates from SFI®, the Forest Stewardship Council® (FSC) and the Programme for the Endorsement of Forest Certification (PEFC).

Human Resources
Norbord’s corporate head office is in Toronto, Canada. Norbord employs approximately 2,500 people at its operations in the US, Canada and Europe. Approximately 40% of these employees are represented by labour unions. All of Norbord’s UK and Belgian union contracts are evergreen. Norbord’s North American union contracts expire as follows:

Union	Mill Covered	Contract Expiry Date
Unifor	La Sarre, QC	June 30, 2021
Unifor	Barwick, ON	July 31, 2022
Unifor	Chambord, QC(1)	June 1, 2026
(1) Mill to restart in Spring 2021.

Following the Acquisition, the corporate head office of the Engineered Wood division of West Fraser will continue to be located in Toronto, Canada.

Norbord Inc.	2020 Annual Information Form	Page 13

Exhibit 99.1

RISKS OF THE BUSINESS
Discussion of risk factors relating to the Company and its operations is included under the heading Risks and Uncertainties in Norbord’s 2020 annual Management’s Discussion and Analysis dated February 11, 2021, which is incorporated herein by reference and available on the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com or the Electronic Data Gathering, Analysis and Retrieval (EDGAR) at www.sec.gov/edgar.shtml.

CAPITAL STRUCTURE
Description of Share Capital
The authorized share capital of the Company consists of an unlimited number of Class A Preferred Shares, an unlimited number of Class B Preferred Shares, an unlimited number of Non-Voting Participating Shares and an unlimited number of common shares. As at January 31, 2021, there were 80.7 million common shares outstanding. No other shares were outstanding on such date. As described under Basis of Presentation following completion of the Acquisition, West Fraser now owns 100% of the outstanding common shares of the Company.
The following is a summary of the principal attributes of the common shares, the Class A Preferred Shares, the Class B Preferred Shares and the Non-Voting Participating Shares of Norbord. For a complete description of the terms of Norbord’s share capital, refer to Norbord’s Restated Articles of Incorporation filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml.
Common Shares
The holders of common shares are entitled to one vote per share at all meetings of shareholders. They are entitled to receive dividends if, as and when declared by the Directors ratably with any holders of the Non-Voting Participating Shares, subject to the attributes of each series of Non-Voting Participating Shares. In the event of any liquidation, dissolution or winding up, subject to the rights of holders of any Class A Preferred Shares and Class B Preferred Shares, the holders of common shares are entitled to participate ratably with any holders of Non-Voting Participating Shares in any distribution of the assets of the Company, subject to the attributes of each series of Non-Voting Participating Shares.
Class A Preferred Shares
The Class A Preferred Shares are issuable in series. The Directors of the Company are empowered to fix the number of shares in and the designation and attributes of each series, which may include voting rights. The Class A Preferred Shares are entitled to priority over the Class B Preferred Shares, the Non-Voting Participating Shares and the common shares with respect to the payment of dividends and the distribution of assets of the Company in the event of any liquidation, dissolution or winding up of Norbord.

Class B Preferred Shares
The Class B Preferred Shares are issuable in series. The Directors of the Company are empowered to fix the number of shares in and the designation and attributes of each series, which may include voting rights. The Class B Preferred Shares are entitled to priority over the Non-Voting Participating Shares and the common shares with respect to the payment of dividends and the distribution of assets of the Company in the event of any liquidation, dissolution or winding up of the Company.
Non-Voting Participating Shares
The Non-Voting Participating Shares are issuable in series. The Directors of the Company are empowered to fix the number of shares in and the designation and attributes of each series, which may include a preferential dividend or a priority in any distribution of assets of the Company. Subject thereto, the holders of Non-Voting Participating Shares are entitled to receive dividends if, as and when declared by the Directors ratably with the holders of common shares and, in the event of any liquidation, dissolution or winding up, subject to the rights of the holders of any Class A Preferred Shares and Class B Preferred Shares, to participate ratably with the holders of common shares in any distribution of the assets of the Company.

Norbord Inc.	2020 Annual Information Form	Page 14

Exhibit 99.1

Description of Debt Securities
In June 2019, the Company issued $350 million in senior secured notes due 2027 with an interest rate of 5.75%. The notes ranked pari passu with the Company’s existing senior secured notes due in 2023 and committed revolving bank lines. The Company used the proceeds to redeem, prior to maturity, the outstanding $240 million senior secured notes due in 2020.
As at January 31, 2021, Norbord had issued and outstanding senior debt securities as follows:

•$315 million of 6.25% senior secured notes due April 15, 2023 (2023 Notes); and
•$350 million of 5.75% senior secured notes due July 15, 2027 (2027 Notes).

For more information regarding the Acquisition and these debt securities see General Development of the Business – Senior Notes, the Company’s Management Proxy Circular dated December 15, 2020 and West Fraser’s audited consolidated financial statements and Management’s Discussion and Analysis for the year ended December 31, 2020, available on West Fraser’s SEDAR profile.

Credit Ratings
As at February 11, 2021, the Company’s long-term debt and issuer ratings were as described in the table below.

	S&P Global Ratings	Moody’s Investors Service
Senior Notes	BBB-	Ba1
Issuer	BBB-	Ba1
Outlook	Stable	Under Review

On November 20, 2020, S&P Global Ratings (S&P) announced that it had placed Norbord’s BB issuer credit rating and BB+ issue level senior secured notes rating on CreditWatch with positive implications. On February 1, 2021, S&P announced they were aligning Norbord’s ratings with West Fraser’s BBB- ratings, with a stable outlook.
On November 20, 2020, Moody’s Investors Service (Moody’s) announced that Norbord’s Ba1 issuer rating and Ba1 senior secured notes rating had been placed under review for possible upgrade. On February 1, 2021, Moody’s announced that they were maintaining Norbord’s Ba1 ratings under review for possible upgrade, pending clarity on the structural ranking of the notes.
Credit ratings are intended to provide investors with an independent measure of the credit quality of any securities issue. The credit ratings accorded to debt securities by the rating agencies are not recommendations to purchase, hold or sell the debt securities, as such ratings do not comment on market price or suitability for a particular investor. There is no assurance that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by a rating agency in the future if, in its judgement, circumstances warrant.
S&P credit ratings are on a long-term debt rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. According to S&P, the BBB rating is the fourth highest of ten major categories, and obligations rated BBB exhibit adequate protection parameters; however, adverse economic conditions or changing circumstances are more likely to weaken the obligor’s capacity to meet its financial commitments on the obligation. The ratings from AA to CCC may be modified by the addition of a plus (+) or minus (–) sign to show relative standing within the major rating categories.
Moody’s credit ratings are on a long-term debt rating scale that ranges from Aaa to C, which represents the range from highest to lowest quality of such securities rated. According to Moody’s, a rating of Ba is the fifth highest of nine major categories, and debt securities rated Ba are judged to have speculative elements and are subject to substantial credit risk. Moody’s applies numerical modifiers 1, 2 and 3 in each generic rating classification from Aa through Caa. The modifier 1 indicates that the security ranks in the higher end of its generic rating category, the modifier 2 indicates a mid-range ranking and the modifier 3 indicates a ranking in the lower end of that generic rating category.

Norbord Inc.	2020 Annual Information Form	Page 15

Exhibit 99.1

DIVIDENDS
Prior to the completion of the Acquisition, Norbord declared dividends on its common shares pursuant to its variable dividend policy which targeted the payment to shareholders of a portion of free cash flow based upon the Company’s financial position, results of operations, cash flow, capital requirements and restrictions under the Company’s revolving bank lines, as well as the market outlook for the Company’s principal products and broader market and economic conditions, among other factors. Under this policy, the Board of Directors declared the following dividends in the preceding three financial years:

(in C $)	Quarterly Dividend Declared per Common Share
Q1 2018 - Q2 2018	0.60
Q3 2018	4.50
Q4 2018	0.60
Q1 2019 to Q3 2019	0.40
Q4 2019 to Q1 2020	0.20
Q2 2020	0.05
Q3 2020	0.30
Q4 2020	0.60
In the third quarter of 2018, a dividend of C $4.50 was paid as a result of the exceptionally strong free cash flow generated in the second quarter. The dividend level was returned to C $0.60 in the fourth quarter of 2018. The dividend level was reduced twice during 2019 in recognition of the impact of weaker than expected North American OSB markets on the Company's financial results during the year. In the second quarter of 2020, the dividend level was decreased to conserve cash during the initial impact of the COVID-19 pandemic and subsequently increased twice, reflecting the significant improvement in the Company's operating cash flow.
Prior to the completion of the Acquisition, the Company had a Dividend Reinvestment Plan (DRIP) whereby shareholders resident in Canada or the US could elect to receive their dividends in common shares. The DRIP automatically terminated upon completion of the Acquisition.
The table below summarizes the total dividends on common shares declared by the Board, the amounts paid out in cash and the amounts distributed as shares under the DRIP for the preceding three financial years.

($ millions)	2020	2019	2018
Cash distribution	$72	$86	$412
Share distribution(1)	—	—	5
Total dividends on common shares	$72	$86	$417
(1)Common shares distributed in the DRIP represented nil in 2019 and 2020 as common shares were purchased on the open market.

SHARE REPURCHASES

See Normal Course Issuer Bids for a description of share repurchases completed by the Company over the past three years.

Norbord Inc.	2020 Annual Information Form	Page 16

Exhibit 99.1

MARKET FOR SECURITIES
Common Shares
Prior to the completion of the Acquisition, the Company’s common shares traded on the TSX and the NYSE under the symbol OSB. As described under the Basis of Presentation following completion of the Acquisition, West Fraser now owns 100% of the common shares of the Company. Following the completion of the Acquisition, the Norbord common shares were delisted from the TSX and NYSE. The West Fraser common shares are listed on the TSX and on the NYSE under the symbol WFG. For information regarding the 2020 trading of the West Fraser common shares on the TSX, see West Fraser’s Annual Information Form dated February 11, 2021 available on West Fraser’s SEDAR profile.
TSX Trading Data
In 2020, the Company’s common shares traded on the TSX in a range between C $13.01 and C $58.16 per share, ending the year at C $54.96 per share.

C $	Common Shares
Month	High	Low	Close	Volume
January	$40.32	$33.35	$38.87	6,161,617
February	44.69	34.89	35.65	8,938,751
March	38.50	13.01	16.65	14,820,335
April	24.59	14.17	22.58	8,885,641
May	28.55	20.77	26.37	7,165,259
June	31.25	25.34	30.99	6,233,271
July	44.12	30.56	43.56	5,846,118
August	47.88	40.33	44.60	5,613,546
September	46.70	38.10	39.35	4,986,076
October	46.75	39.24	43.77	4,047,901
November	51.07	41.11	48.69	11,641,623
December	58.16	48.51	54.96	5,220,168
NYSE Trading Data
In 2020, the Company’s common shares traded on the NYSE in a range between US $8.92 and US $45.62 per share, ending the year at US $43.20 per share.

US $	Common Shares
Month	High	Low	Close	Volume
January	$30.85	$25.67	$29.35	4,137,135
February	33.70	25.95	26.69	5,840,651
March	28.74	8.92	11.84	10,672,163
April	17.67	10.01	16.19	6,499,696
May	20.71	14.73	19.14	5,418,753
June	23.33	18.55	22.81	5,853,931
July	33.00	21.77	32.57	5,265,142
August	36.53	30.36	34.20	5,641,634
September	35.66	28.38	29.50	5,958,277
October	35.52	29.46	32.86	4,987,402
November	39.27	31.31	37.60	7,821,752
December	45.62	37.66	43.20	2,655,066

Norbord Inc.	2020 Annual Information Form	Page 17

Exhibit 99.1

DIRECTORS AND SENIOR EXECUTIVE OFFICERS
Directors
Prior to the completion of the Acquisition, as of January 31, 2021 the Directors of the Company were as set out below.

Name and Location of Residence	Position and Office Held	Principal Occupation	Director Since
JACK COCKWELL(1)(2) Toronto, Ontario, Canada	Director	Director, Brookfield Asset Management Inc., a global asset management company	1987
PAUL GAGNÉ(1)(2)(4) Senneville, Quebec, Canada	Director	Corporate Director	2015
PETER GORDON(1)(2)(3) Toronto, Ontario, Canada	Director and Chair	Managing Partner, Brookfield Asset Management Inc., a global asset management company	2015
PAUL HOUSTON(1)(2)(3)(4) Ashburn, Ontario, Canada	Director	Corporate Director	2015
MARIAN LAWSON(1)(2)(3)(4) Toronto, Ontario, Canada	Director	Corporate Director	2020
COLLEEN MCMORROW(1)(2)(4) Toronto, Ontario, Canada	Director	Corporate Director	2020
DENISE NEMCHEV(1)(2)(4) Warwick, Rhode Island, USA	Director	President and Chief Executive Officer of tvONE Inc., a manufacturer and engineering company of professional audio and video equipment	2018
LORI PEARSON (1)(2) Toronto, Ontario, Canada	Director	Managing Partner and Chief Operating Officer, Brookfield Asset Management Inc., a global asset management company	2019
PETER WIJNBERGEN Toronto, Ontario, Canada	Director and President & CEO	President and Chief Executive Officer, Norbord Inc.	2014
(1)Member of the EH&S and Sustainability Committee. Mr. Gordon was Chair of the Committee.
(2)Member of the Human Resources Committee. Ms. Pearson was Chair of the Committee.
(3)Member of the Corporate Governance and Nominating Committee. Mr. Houston was Chair of the Committee.
(4)Member of the Audit Committee. Mr. Gagné was Chair of the Committee.
All of the Directors have held their principal occupations shown in the above table for the past five years, except for Messrs. Cockwell and Gordon, Ms. Lawson and Ms. McMorrow.
Mr. Cockwell was Group Chair of Brookfield from June 2002 to June 2016.
Mr. Gordon is a Managing Partner, Brookfield Asset Management Inc. where he has been employed since April 1998. Prior to July 2019, he was Chief Operating Officer of Brookfield’s Private Equity Group.
Ms. Lawson was Executive Vice President, Global Head, Financial Institutions from 2014 to 2018.
Ms. McMorrow was a senior client assurance partner with Ernst & Young, LLP until her retirement in 2016.
Following the completion of the Acquisition, Ms. Lawson and Ms. McMorrow joined the West Fraser board and the Norbord Board and Audit Committee were re-constituted to consist of Mr. Gordon, Ms. Lawson, Ms. McMorrow, Mr. Wijnbergen and two West Fraser directors, Mr. Reid Carter and Ms. Gillian Winckler. All other Norbord committees have been disbanded following completion of the Acquisition as Norbord is now a wholly-owned subsidiary of West Fraser. For information regarding West Fraser’s board and committees, see West Fraser’s Annual Information Form dated February 11, 2021 available on West Fraser’s SEDAR profile.

Norbord Inc.	2020 Annual Information Form	Page 18

Exhibit 99.1

Cease Trade Orders, Bankruptcies, Penalties and Sanctions
The following Directors served as directors of Fraser Papers Inc. (Fraser).

Name	Period Served
PAUL GAGNÉ	2004 to February 2011
PETER GORDON	2007 to February 2011
In June 2009, Fraser initiated a court-supervised restructuring under the Companies’ Creditors Arrangement Act and also filed for protection pursuant to Chapter 15 of the US Bankruptcy Code. As part of its restructuring, Fraser sold all of its operating assets and distributed the proceeds from the sale. Fraser’s common shares were suspended from trading on the TSX on June 23, 2009 and delisted on July 22, 2009. On March 10, 2011, the Ontario Securities Commission issued a cease trade order against Fraser, and on June 23, 2011, Fraser was dissolved.

Code of Business Conduct
Norbord has a Code of Business Conduct (Code) that sets out the expected conduct of the Company’s Directors, officers and employees, and those of its subsidiaries, in relation to honesty, integrity and compliance with all legal and regulatory requirements, including conflicts of interest. The Board reviews the Code every year, most recently on November 4, 2020. The Code is available on the Company’s website at www.norbord.com as well as on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.shtml.
Senior Executive Officers
The senior executive officers of the Company are shown in the following table:

Name and Location of Residence	Current Office and Principal Occupation	Year Appointed
PETER GORDON Toronto, Ontario, Canada	Director and Chair Managing Partner, Brookfield Asset Management Inc., a global asset management company	2015
PETER WIJNBERGEN Toronto, Ontario, Canada	President and Chief Executive Officer	2014
ROBIN LAMPARD Toronto, Ontario, Canada	Senior Vice President and Chief Financial Officer	2008
KEVIN BURKE Greenville, South Carolina, USA	Senior Vice President, North American Operations	2018
ALAN MCMEEKIN Milngavie, Scotland, UK	Senior Vice President, Europe	2018
MARK DUBOIS-PHILLIPS Vancouver, British Columbia, Canada	Senior Vice President, Sales, Marketing and Logistics	2018
GREG MACKIE Toronto, Ontario, Canada	Vice President, Human Resources and Environment, Health & Safety	2020
For those senior executive officers of the Company appointed to their principal occupations within the past five years, their prior occupations during this period were as follows:
Mr. Burke was Vice President - Operations, South of the Company from 2012 to 2018.
Mr. Gordon is a Managing Partner, Brookfield Asset Management Inc. where he has been employed since April 1998. Prior to July 2019, he was Chief Operating Officer of Brookfield’s Private Equity Group.
Mr. McMeekin was Vice President, Finance and Operations Europe of the Company from 2010 to 2018.
Mr. Dubois-Phillips joined Norbord in January 2018 as Vice President, Corporate Development. In November 2018, he was promoted to Senior Vice President, Sales, Marketing and Logistics. Prior to his employment with Norbord, he led Hedgehog Technologies International, a company focused on the development of renewable energy projects, and held senior roles at BC Hydro prior thereto.

Norbord Inc.	2020 Annual Information Form	Page 19

Exhibit 99.1

Mr. Mackie was Vice President, Human Resources from January 2019 to January 2020. Prior thereto he was Director, Human Resources of the Company.
Prior to the completion of the Acquisition, as at January 31, 2021, the Directors and senior executive officers of the Company as a group directly owned or exercised control or direction over 0.2 million common shares of the Company (representing less than 1%), and none of the voting securities of any of the Company’s subsidiaries.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS
Except as set out below or as otherwise set out in this AIF, no Director or officer of the Company, no person who beneficially owns, directly or indirectly, more than 10% of the Norbord common shares and no associate or affiliate of the foregoing persons has any material interest in any transaction within the past three years or during the current financial year that has materially affected or will materially affect Norbord.
Under the voting and support agreement entered into between Norbord, Brookfield and West Fraser in connection with the Acquisition (Brookfield VSA), Brookfield agreed to vote all of its common shares of the Company, representing in total 43% of the common shares of the Company, in favour of the Acquisition and provided certain covenants respecting the 2021 annual general meeting of West Fraser shareholders. For further information on the Brookfield VSA, see the Company’s Management Proxy Circular dated December 15, 2020.

MATERIAL CONTRACTS
Norbord has entered into the following material contracts, other than in the ordinary course of business:
1.Trust Indenture dated April 16, 2015 between Norbord Inc. and Computershare Trust Company, N.A. relating to the issuance of 6.25% Senior Secured Notes due April 15, 2023.
2.Trust Indenture dated June 24, 2019 between Norbord Inc. and Computershare Trust Company, N.A. relating to the issuance of 5.75% Senior Secured Notes due July 15, 2027.
3.Arrangement Agreement dated November 18, 2020 between Norbord Inc. and West Fraser Timber Co. Ltd. relating to the acquisition of all of the issued and outstanding common shares of Norbord Inc. For further information, see the Company's Management Proxy Circular dated December 15, 2020.
4.Voting and Support Agreement dated November 18, 2020 between Norbord Inc., Brookfield Asset Management Inc. and West Fraser Timber Co. Ltd. pursuant to which Brookfield agreed to vote all of its Norbord common shares in favour of the Acquisition and provided certain covenants respecting the 2021 annual general meeting of West Fraser shareholders. For further information, see the Company’s Management Proxy Circular dated December 15, 2020.

TRANSFER AGENT AND REGISTRAR
Prior to the completion of the Acquisition, the principal transfer agent and registrar for the common shares was AST Trust Company (Canada), P.O. Box 4202, Station A, Toronto, Ontario, M5V 2V6, Telephone: 1-800-387-0825, e-mail: inquiries@astfinancial.com. The co-transfer agent and registrar was American Stock Transfer & Trust Company, LLC, 6201, 15th Avenue, Brooklyn, NY 11219, Telephone: 1-800-937-5449, e-mail: info@amstock.com.

Norbord Inc.	2020 Annual Information Form	Page 20

Exhibit 99.1

AUDIT COMMITTEE
The Audit Committee is appointed by the Board and, among other things: assists the Board in its oversight of the integrity of the financial and related information of the Company through the review of the consolidated financial statements and management’s discussion and analysis; considers the report of the external auditors; assesses the adequacy of the internal controls of the Company; examines the fees and expenses for audit services; and recommends to the Board the independent auditors for appointment by the shareholders. The Committee reports its findings to the Board of Directors for consideration when approving the consolidated financial statements for issuance to the shareholders. The full terms of reference of the Audit Committee are included in this AIF as Appendix A.
The information below is in respect of the Audit Committee as it existed on January 31, 2021, prior to completion of the Acquisition. Following completion of the Acquisition, the Audit Committee was reconstituted to consist of Ms. Lawson, Ms. McMorrow and two West Fraser directors, Mr. Carter and Ms. Winckler. For information regarding West Fraser’s board and committees, see West Fraser’s Annual Information Form dated February 11, 2021 available on West Fraser’s SEDAR profile.
As of January 31, 2021, the Audit Committee included the following Directors, each of whom had been determined by the Board of Directors to be “independent” and “financially literate”, as such terms have been defined in National Instrument 52-110. The Board selected each of the following individuals based upon their education and experience, as same was relevant to his or her responsibilities as a member of the Audit Committee:

Paul Gagné (Chair)
Paul Houston
Marian Lawson
Colleen McMorrow
Denise Nemchev
Mr. Gagné, a retired executive, has extensive experience in the natural resource sector, including as President and Chief Executive Officer of Avenor Inc. (now part of Resolute Forest Products). He is also a Chartered Accountant and holds the CPA, CA designation.
Mr. Houston is a retired executive who has served on a number of boards in Canada and the US, most recently with Ainsworth as Lead Director from 2009 to March 2015. He was Lead Director of Norbord from May 2015 to completion of the Acquisition. He has over 12 years of CEO experience in a variety of industries, most recently serving as President and Chief Executive Officer of the Alderwoods group, a $1.2 billion US company. He has also operated businesses in Canada, US and Europe.

Ms. Lawson is a Corporate Director who recently retired after 32 years with Scotiabank. She was Executive Vice President, Global Head, Financial Institutions and Transaction Banking from 2014 to 2018. Prior thereto she served in several senior management positions, including Deputy Head of Corporate Banking and Vice President of Internal Audit.

Ms. McMorrow is a Corporate Director, including for certain private companies and not-for-profit corporations, and is a Chartered Accountant and holds the FCPA, FCA designation. She was a senior client assurance partner with Ernst & Young LLP, a global professional services firm until her retirement in 2016.
Ms. Nemchev is President and Chief Executive Officer of tvONE Inc., a manufacturer and engineering company of professional audio and video equipment. She was President, Audio/Video Controls Segment of Nortek Inc., an air management and connectivity and control company in 2014 and from 2013 to 2014 was Vice President, Business Transformation. From 2010 to 2013, she was Vice President, Product and Strategic Marketing of Stanley Black and Decker.
As part of its mandate, the Audit Committee assesses the independence of the Company’s auditors. From time to time the Company’s auditors also provide non-audit services to Norbord. It is the Company’s policy not to engage its auditors to provide services that may impair their objectivity or that are specifically forbidden by law or regulation. The Company has implemented procedures to ensure that any engagement of the auditors for non-audit services receives prior clearance by the Audit Committee. In approving any such engagement, the Audit Committee will consider whether the provision of such non-audit services is compatible with maintaining the auditors’ independence.

Norbord Inc.	2020 Annual Information Form	Page 21

Exhibit 99.1

Audit Fees
For the year 2020, Norbord paid or accrued a total of $1.6 million (2019 – $1.4 million) to the Company’s auditors for all services. The following provides details on these billings:

Service (US $ millions)	2020	2019
Audit	$1.5	$1.2
Audit-related	0.1	0.1
Tax(1)	—	0.1
Other	—	—
Total	$1.6	$1.4
(1)Fees paid for tax services in 2020 were less than $0.1 million.
Audit services include the annual financial statement audit of the Company and certain of its subsidiaries. They also include the review of the Company’s unaudited interim financial statements and services associated with securities regulatory filings or bond offerings.
Audit-related services include audits of the Company’s pension plans and special-purpose non-statutory audits of divisions of the Company.
Tax services include tax advisory and compliance services.
Norbord did not engage the Company’s auditors to perform other non-audit services.
None of the audit-related fees, tax fees and other fees listed above were approved by the Audit Committee pursuant to a waiver of its pre-approval policies in accordance with paragraph (c)(7)(i)(C) of Rule 2-01 of the US Securities and Exchange Commission Regulation S-X in 2020 or 2019.

INTERESTS OF EXPERTS
The Company’s auditors are KPMG LLP, an independent public accounting firm of Toronto, Canada. KPMG LLP is independent within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of Ontario (registered name of The Institute of Chartered Accountants of Ontario) and the rules and standards of the Public Company Accounting Oversight Board (United States) and the securities laws and regulations administered by the US Securities and Exchange Commission.
ADDITIONAL INFORMATION
Additional financial information about the Company is included in Norbord’s audited consolidated financial statements and Management’s Discussion and Analysis for the year ended December 31, 2020.
These documents and additional information about the Company and its operations can be found on Norbord’s website at www.norbord.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.
For more information regarding West Fraser, see West Fraser’s Annual Information Form dated February 11, 2021, together with its audited consolidated financial statements and Management's Discussion and Analysis for the year ended December 31, 2020, available on West Fraser's SEDAR profile, and for more information regarding the Acquisition, see Norbord's Management Proxy Circular dated December 15, 2020.

Norbord Inc.	2020 Annual Information Form	Page 22

Exhibit 99.1

GLOSSARY
m3: Cubic metre. A measure of volume equal to approximately 1,130 square feet (3/8-inch basis).
MDF: Medium density fibreboard. A panelboard produced by chemically bonding highly refined wood fibres of uniform size under heat and pressure.
MMBTU: million British Thermal Units
Msf (MMsf): Measurement for panel products equal to a thousand (million) square feet. This measurement is calculated on either a 3/8-inch or 7/16-inch thick basis.
OSB: Oriented strand board. An engineered structural wood panel produced by chemically bonding wood strands in a uniform direction under heat and pressure.
Panelboard: Oriented strand board, particleboard, medium density fibreboard and plywood.
Particleboard: A panelboard produced by chemically bonding clean sawdust, small wood particles and recycled wood fibre under heat and pressure.
Plywood: A panelboard produced by chemically bonding thin layers of solid wood veneers.

Norbord Inc.	2020 Annual Information Form	Page 23

Exhibit 99.1

APPENDIX A – AUDIT COMMITTEE – TERMS OF REFERENCE

A. Role of Audit Committee
The role of the Audit Committee is to assist the Board in its oversight of the integrity of the financial and related information of the Company including its financial statements, the internal controls and procedures for financial reporting and the processes for monitoring compliance with legal and regulatory requirements and to review the independence, qualifications and performance of the external auditor of the Company and the internal audit function. Management is responsible for the preparation, presentation and integrity of the financial statements and for establishing and maintaining the above noted controls, procedures and processes and the Audit Committee is appointed by the Board to review and monitor them.
B. Authority and Responsibilities
In carrying out its role, the Audit Committee has the following authority and responsibilities:
1.Financial information and reporting -
(a)to review and discuss with management and the external auditor, as appropriate:
(i)the annual audited financial statements and the interim financial statements including the accompanying Management’s Discussion and Analysis; and
(ii)other releases containing information taken from the Company’s financial statements prior to their release; and
(b)to recommend to the Board for approval the quarterly and annual financial filings;
(c)to review the Company’s financial reporting and accounting policies and any proposed material changes to them or their application; and
(d)to meet privately with the person responsible for the Company’s internal audit function as frequently as the Committee feels appropriate to fulfill its responsibilities, which will not be less frequently than annually, to discuss any items of concern.
2. Internal controls - to review the Company's system of internal controls with the Chief Financial Officer (CFO), internal auditor, external auditor and others, as appropriate.
3.Internal audit –
(a)to periodically review and approve the internal audit charter;
(b)to provide input to management on the appointment, termination, compensation and evaluation of the head of internal audit;
(c)to review and approve the annual internal audit plan;
(d)to review progress and results against internal audit plan and any other initiatives requested by the Audit Committee;
(e)to monitor internal audit’s quality assurance, including results of internal and external assessments at least every five years;
(f)to confirm the organizational independence of the internal audit function at least annually;
(g)to communicate directly with the internal auditor and to meet privately with the internal auditor as frequently as the Committee feels appropriate to fulfill its responsibilities, which will not be less than quarterly, to discuss any items of concern; and
(h)to evaluate the performance of the internal audit function, at least annually.

Norbord Inc.	2020 Annual Information Form	Page 24

Exhibit 99.1

4.External audit -
(a)to recommend to the Board, for shareholder approval, the external auditor to examine the Company’s accounts, controls and financial statements on the basis that the external auditor is accountable to the Board and the Audit Committee as representatives of the shareholders of the Company;
(b)to evaluate the audit services provided by the external auditor, pre-approve all audit fees and recommend to the Board, if necessary, the replacement of the external auditor;
(c)to pre-approve any non-audit services to be provided to the Company or its subsidiaries by the external auditor and the fees for those services;
(d)to review and approve the annual audit plan of the external auditor;
(e)to obtain and review at least annually a written report by the external auditor;
(i)internal quality-control procedures;
(ii)any material issues raised by the auditor’s internal quality control reviews, or peer reviews, of the auditor or by a governmental or professional authority inquiry or investigation within the preceding five years with respect to any independent audits carried out by the independent auditor and the steps taken to resolve those issues;
(f)to obtain and review at least annually a written statement by the external auditor describing all of its relationships with the Company and review at least annually the relationships between the Company and the external auditor in order to establish the independence of the external auditor;
(g)in completing the evaluation of the external auditor, to review and evaluate the lead partner of the auditor and take into account the opinions of management and the internal auditor;
(h)to consider the regular rotation of the audit engagement team members;
(i)to oversee the work of the external auditor, including the resolution of disagreements between management and the external auditors regarding financial reporting;
(j)to communicate directly with the external auditors; and
(k)to meet privately with the external auditors as frequently as the Committee feels appropriate to fulfill its responsibilities which will not be less than quarterly.
5.Risk management - to review and monitor the Company’s major financial risks and risk management policies and ensure that appropriate systems are in place to effectively monitor and manage enterprise risks.

6.Compliance -
(a)to review the Company’s financial reporting procedures and policies relating to compliance with legal and regulatory requirements and to investigate any non-adherence to those procedures and policies; and
(b)to establish procedures for the receipt and treatment of any complaint regarding accounting, internal accounting controls or auditing matters including procedures for the confidential, anonymous submissions by employees of concerns regarding questionable accounting or auditing matters.
C. Composition and Procedures
1.Size - The Audit Committee will consist of a minimum of three Directors. The members of the Committee and the Chair are appointed by the Board upon the recommendation of the Corporate Governance and Nominating Committee and may be removed by the Board in its discretion.
2.Qualifications - All members of the Committee must be independent within the meaning of sections 1.4 and 1.5 of National Instrument 52-110. All members of the Committee must be financially literate, i.e., have the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the financial statements of the Company.

Norbord Inc.	2020 Annual Information Form	Page 25

Exhibit 99.1

3.Meetings - The Committee will meet as frequently as it determines is appropriate to fulfill its responsibilities, which will not be less than four times a year and a portion of each meeting will be held without the presence of management. Quorum for meetings will be a majority of the members of the Committee. Notice of meetings of the Committee shall be given not less than 48 hours before the time when the meeting is to be held. The Committee may invite any member of management, employee or other person to attend any of its meetings.
4.Review of Financial Statements - The Committee will review the Company’s interim unaudited and annual audited financial statements with the CEO and CFO (with the external auditor present) and then the full Board.
5.Review of CEO and CFO Certification Process - In connection with its review of the annual audited financial statements and interim financial statements, the Committee will also review the process for the CEO and CFO certifications with respect to the financial statements and the Company’s disclosure and internal controls, including any material deficiencies or changes in those controls.
6.Review of Earnings and Other Releases - The Committee will review with the CFO any news release containing financial information taken from the Company’s financial statements prior to the release of the financial statements to the public. The Committee will satisfy itself that adequate procedures are in place for the review of the Company’s public disclosure of financial information extracted or derived from the Company’s financial statements and will periodically assess the adequacy of those procedures.
7.Approval of Audit and Non-Audit Services - In addition to recommending to the Board the external auditor to examine the Company’s financial statements and the compensation of the external auditor for audit services, the Committee must approve any use of that external auditor to provide non-audit services prior to its engagement. It is the Committee’s practice to restrict the non-audit services that may be provided by the external auditor in order to minimize relationships that could appear to impair the objectivity and independence of the external auditor.
8.Hiring Guidelines for Independent Auditor Employees - The Committee will review and approve guidelines regarding the hiring of any partner, employee, reviewing tax professional or other person providing audit assurance to the external auditor of the Company on any aspect of its Audit Report of the Company’s financial statements in order to ensure the objectivity and independence of the external auditor.
9.Audit Partner Rotation - The Committee will ensure that the lead audit partner assigned by the external auditor to the Company, as well as the independent review partner charged with reviewing the financial statements of the Company, are changed in accordance with applicable securities laws.
10.Process for Handling Complaints about Accounting Matters - The Committee has established the following procedure for the receipt and treatment of any complaint received by the Company regarding accounting, internal accounting controls or auditing matters:
(a)The Company will make available and make known special mail and e-mail addresses and telephone numbers for receiving complaints regarding accounting, internal accounting controls or auditing matters;
(b) Copies of complaints received will be sent to the Chair of the Committee;
(c)All complaints will be investigated by the Company’s finance staff, except as otherwise directed by the Committee. The Committee may request that outside advisors be retained to investigate any complaint; and
(d)The status of each complaint will be reported on a quarterly basis to the Committee and, if the Committee so directs, to the full Board. The Company’s Code of Business Conduct prohibits any Director, officer or employee of the Company from retaliating or taking any adverse action against anyone for raising or helping to resolve a complaint.
11.Evaluation - The Committee will conduct and present to the Board an annual evaluation of the performance of the Committee and the adequacy of these terms of reference and recommend any proposed change to the Board for approval.
12.Management - The Committee shall meet privately with members of management as frequently as the Committee feels appropriate to fulfill its responsibilities.
13.Access to Independent Advisors - The Committee may at any time retain outside advisors and, may request continuing education and/or on-site visits at the expense of the Company, subject to the approval of the Chair of the Board.

Norbord Inc.	2020 Annual Information Form	Page 26

Exhibit 99.1

14.Other Matters - The Committee will conduct reviews and, where appropriate, recommend action by the Board, on matters within its responsibilities and, on:
(a)The AIF to be filed by the Company;
(b)Regular reports on outstanding litigation that could have a material effect on the Company;
(c)An annual certificate of the CEO attesting that all employees of the Company have received and agreed to be bound by the Company’s Code of Business Conduct and as to compliance with the Code;
(d)An annual report on Cybersecurity and related IT risk management;
(e)An annual report on officers’ expenses;
(f)An annual report on consulting and legal fees paid by the Company;
(g)An annual report on the Company’s insurance coverage and costs; and
(h)Periodic review of controls over significant taxation matters.

Norbord Inc.	2020 Annual Information Form	Page 27